

Brett Pedersen · 2nd

Founding Partner at Inverted Taco. Video Producer at Ready Set.

Toronto, Ontario, Canada · 500+ connections · **Contact info**

 Inverted Taco - TV commercials, exclusively f...

York University

Providing Photography services
Videography and Video Editing
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Experience



Founding Partner
Inverted Taco - TV commercials, exclusively for startups.
Aug 2018 – Present · 1 yr 6 mos
Toronto, Canada Area

Delivering delicious content to your audience where they live, work and play. We produced 180 ads in our first year of business. We are currently producing two documentary projects and a feature film set to shoot in the summer of 2020.



Film Producer
Ready Set
Apr 2019 – Present · 10 mos
Toronto, Canada Area

Producer of social media content for over 150 ads. Organized written content for production and worked as director, producer and 1st AD.

Filming in Peru with Werner Herzog 2018
Black Factory Cinema
Apr 2018 – May 2018 · 2 mos
Puerto Maldonado, Peru

Selected as one of 48 filmmakers from around the world to produce a short film in the Peruvian Amazon with Werner Herzog as a guide and mentor. Applicants organized locations, actors and scripts for their own solo short film to be shot within the two weeks in the jungle, and each short film was edited on location and screened at the end of the two week program. ...see more

Director, Editor and DOP
ZEDPED Film Productions
Apr 2014 – Apr 2018 · 4 yrs 1 mo
Toronto, Canada Area

At ZEDPED we are fully committed to producing professional video marketing for small to large-sized businesses at a price that undercuts our competitors. We are a full production company that will cover everything from pre-production to post-production under the same roof with a tight-knit crew that will exceed your expectations.   ...see more

 **BreezeMaxWeb**
"Google AdWords"

Zedproductions
3 mos

○   **Freelance film- Assistant Locations Manager "Skating to New York"**
Jan 2013 – Mar 2013 · 3 mos
New Liskeard, Ontario

Worked as a locations assistant over a three week period on the "Skating to New York" film set. The film was directed by renown cinematographer, Charles Minsky, A.S.C. It was terrific working hours and film experience. Most of the shooting took place outside with -40C weather in northern Ontario, so it was a very demanding job while adjusting to the harsh con ...see more

○   **Locations Manager/ Personal Assistant**
2013 · less than a year

Worked on the reshoots as a personal assistant and assistant locations manager for Bruce McDonald's film The Husband (2013)

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Education

York University

2011 – 2014

Skills & Endorsements

Film · 13

Tory Lewin and 12 connections have given endorsements for this skill

Music · 9

Tory Lewin and 8 connections have given endorsements for this skill

Marketing · 9

Tory Lewin and 8 connections have given endorsements for this skill

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